Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc to announce first quarter 2023 results

TORM plc (“TORM”) (ticker: TRMD A on Nasdaq in Copenhagen and TRMD on Nasdaq in New York) will release its financial results for the first quarter of 2023 on Thursday, 11 May 2023.

TORM’s results will be presented on a live webcast via TORM’s website at 09:00 am Eastern Time / 03:00 pm Central European Time. Participants should register at least ten minutes prior to the event.

There will be a simultaneous conference call. For participation in the call, please dial +45 3274 0710 (or +1 (646) 307 1963 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room.

The presentation can be downloaded from www.torm.com/investors thirty minutes prior to the event. In addition, the presentation will also be available live on webcast.

A webcast replay of the conference call will be available on TORM’s website until 11 May 2024.

Contact
Andreas Abildgaard-Hein, IR
Tel.: +45 3917 9339

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 16 04 MAY 2023	PAGE 1 / 2

COMPANY ANNOUNCEMENT

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 16 04 MAY 2023	PAGE 2 / 2